Filed by NextGen Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Vieco USA, Inc.

Commission File No. 001-40267

The following is a transcript of a television interview with Sir Richard Branson and Dan Hart, the chief executive officer of Virgin Orbit, LLC, on the CNBC program Squawk on the Street, held on August 23, 2021, which is available for replay at: https://www.cnbc.com/video/2021/08/23/sir-richard-branson-on-virgin-orbits-3-point-2b-spac-deal.html.

DAVID FABER: VIRGIN ORBIT THE SATELLITE LAUNCH SERVICE WHICH IS PART OF BILLIONAIRE SIR RICHARD BRANSON’S OVERALL CONGLOMERATE ANNOUNCING THIS MORNING THEY WILL GO PUBLIC THROUGH A SPAC MERGER WITH NEXTGEN ACQUISITION CORP IT’S VALUED AT $3.2 BILLION. BOEING WILL HAVE A PLANNED INVESTMENT THROUGH A SIDE FINANCING, PIPE FINANCING FOR THE SPAC LISTING JOINING US NOW IN A CNBC EXCLUSIVE SIR RICHARD BRANSON AND VIRGIN ORBIT’S CEO DAN HART. GENTLEMEN, CONGRATS. SIR RICHARD BRANSON, LET ME BEGIN WITH YOU YOUR VIRGIN GALACTIC WENT PUBLIC THROUGH A SPAC MERGER. IT’S EASY TO ARGUE SPACs ARE NOT AS IN FAVOR. MANY NEXTGEN 1 WHICH CLOSED ITS DEAL ON FRIDAY IS WELL BELOW THE ISSUED FIXED PRICE OF TEN. WHY A SPAC CHOICE HERE IN TERMS OF GOING PUBLIC AND WHY NOW?

SIR RICHARD: WE HAD A VERY GOOD EXPERIENCE WITH VIRGIN GALACTIC WITH THE SPAC WE WERE APPROACHED WE HADN’T EVEN HEARD OF SPACs AT THE TIME WE WERE APPROACHED. AND SINCE WE HAVE BEEN PUBLIC, WE HAVE RAISED MONEY FOR THE COMPANY. WE HAVE TAKEN SOME MONEY OUT TO HELP THE OTHER VIRGIN COMPANIES T AND INVESTORS HAVE DONE VERY WELL ONE OF THE PEOPLE THAT SET UP NEXTGEN, GEORGE MATTSON, IS SOMEBODY THAT WE KNOW WELL HE IS ON THE BOARD OF DELTA, WHO, OBVIOUSLY, ARE PARTNERS WITH VIRGIN ATLANTIC HE IS ON THE BOARD OF VIRGIN GALACTIC AND HE HAD SEEN WHAT WE WERE DOING WITH VIRGIN ORBIT, SAW WHAT WE DID WITH VIRGIN GALACTIC, AND, YOU KNOW, WE AGREED TO MERGE WITH HIM AND SO IN DOING SO WE HAVE MANAGED TO RAISE -- WE WILL RAISE MONEY FOR THE COMPANY AND I THINK IT’S A, YOU KNOW, A VERY POSITIVE STEP FOR VIRGIN ORBIT

DAVID FABER: RIGHT AND PREFERABLE TO A TRADITIONAL IPO?

SIR RICHARD: WE BELIEVE SO THE TRADITIONAL IPOs ARE VERY TIME CONSUMING AND, YOU KNOW, WE HAVE FOUND THAT, YEAH, YES, I KNOW THAT SPACs HAVE HAD A TAKE UP IN THE LAST TWO OR THREE MONTHS BY AND LARGE, THEY HAVE DONE EXTREMELY WELL AND OUR EXPERIENCE HAS BEEN VERY GOOD.

DAVID FABER: YEAH. WELL, LET ME COME TO YOU, DAN, AND TALK ABOUT THE FINANCIAL EXPECTATIONS FOR THIS COMPANY. CERTAINLY 2022 TO 2023 WOULD APPEAR TO BE AN IMPORTANT YEAR LOOKING AT YOUR SORT OF FINANCIAL SUMMARY. AND I WONDER, IN 2023, I BELIEVE, YOU HAVE IN YOUR DECK, ONLY 10% OF YOUR ACTIVE CONTRACTS ARE LOCKED IN. SO HOW CAN YOU FEEL CONFIDENT ABOUT THAT FINANCIAL SUMMARY YOU HAVE GIVEN YOUR INVESTORS, WHICH CALLS FOR 352% REVENUE GROWTH YEAR OVER YEAR FROM ’21 TO’ 22 AND 375% FROM ’22 TO ’23

DAN HART: WE HAVE A PIPELINE THAT IS CURRENTLY AT ABOUT 4 BILLION IS GROWING IN THE SMALL SATELLITE MARKET WE HAVE GOT 300 MILLION IN ACTIVE CONTRACTS AND LSAs AND LETTERS OF INTENT. SO WITH THAT WE’RE SEEING HUGE MOMENTUM REMEMBER THAT WE JUST LAUNCHED SUCCESSFULLY IN JANUARY, LAUNCHED AGAIN IN JUNE, AND PUT UP OUR FIRST 17 SATELLITES SO WE HAVE GOT HUGE MOMENTUM COMING OFF OF THOSE EVENTS OUR BUSINESS DEVELOPMENT TEAM IS NOT GETTING ANY SLEEP AT ALL WE HAVE SIGNED QUITE A FEW DEALS, WHICH YOU HAVE SEEN COME OUT IN THE PUBLIC THE LAST FEW MONTHS TO SO WE’RE QUITE OPTIMISTIC AS WE CLIMB INTO OPERATION.

DAVID FABER: RIGHT AND OPTIMISTIC ENOUGH -- BUT WHAT HAPPENS TO THE DEALS, DAN, THAT ARE NOT LOCKED IN DO THEY BECOME LOCKED IN CLOSER TO 2023? DOES THAT CHANGE

DAN HART: THE AVERAGE LAUNCH CONTRACT IS ABOUT A 12, SOMETIMES 18-MONTH CONTRACT. THE INITIAL AGREEMENTS WILL GET TURNED INTO LAUNCH SERVICE AGREEMENTS AND THEN WE’LL EXECUTE.

DAVID FABER: WHAT TYPE OF LAUNCH CADENCE, DAN, DO YOU NEED IN ORDER TO BE PROFITABLE YOU MENTIONED YOU HAD SUCCESS EARLIER THIS YEAR, BUT SCALE IS, OBVIOUSLY, KEY FOR PROFITABILITY, I WOULD IMAGINE HERE SO WHAT TYPE OF FREQUENCY ARE YOU LOOKING AT

DAN HART: NUMBER ONE, WE ARE CERTAINLY A LAUNCH PROVIDER, BUT WE ARE MUCH MORE THAN THAT. WE ARE ALSO IN OUR PLANS WORKING GLOBALLY ACROSS WITH SPACEPORTS IN OTHER COUNTRIES, WORKING WITH THE U.K., WORKING WITH BRAZIL, JAPAN AND OTHER COUNTRIES. SO THERE ARE ACTUALLY A NUMBER OF REVENUE STREAMS COMING IN TO YOUR QUESTION, WE’LL BE GROWING TO ABOUT 18 LAUNCHES IN 2023 AND THAT’S THE PERIOD THAT WE’LL START TO GO POSITIVE

LESLIE PICKER: SIR RICHARD, GOING BACK TO THE SPAC CONVERSATION AS DAVID MENTIONED EARLIER, YOU HAVE BEEN KIND OF ON ALL SIDES OF THE SPA PRODUCT, HAVING TAKEN A COMPANY PUBLIC THROUGH SPAC. YOU HAD A SPAC OF YOUR OWN, WHICH ACQUIRED 23ANDME YOU KNOW, GIVEN ALL OF THE REGULATORY UNCERTAINTY OUT THERE, AND IT WAS REPORTED THAT YOU WERE ALSO CONSIDERING DOING A PRIVATE FUNDING ROUND FOR VIRGIN ORBIT, WHY ARE YOU STILL SUCH A BIG PROPONENT, ESPECIALLY AS WE WILL LOOK AT SHARES OF NEXTGEN ACQUISITION CORP STILL TRADING UNDER $10 EACH

SIR RICHARD: I AM A PROPONENT THAT STOCKS WILL -- GOOD QUALITY COMPANIES WILL DO WELL THROUGH SPACs AND I THINK THAT THIS INTERVIEW HASN’T REALLY GOT ACROSS WHAT VIRGIN ORBIT IS. VIRGIN ORBIT IS COMPLETELY UNIQUE IT LAUNCHES FROM A 747 IT CAN LAUNCH ANYWHERE IN THE WORLD. IT CAN LAUNCH AT VERY SHORT NOTICE AND IT CAN LAUNCH AT THE ORBITS IN THE WORLD. AND NOBODY ELSE CAN DO THAT. THAT MAKES IT UNIQUE AND THERE ARE A LOT OF COUNTRIES THAT WANT THAT SERVICE THE U.K., BRAZIL, AUSTRALIA, AND SO ON. SO I THINK THE MARKET IS DEFINITELY THERE I HAVE INVESTED $1 BILLION IN THIS COMPANY SO I BELIEVE IN IT WE HAVE GOT BOEING WE’VE GOT MU DAHL A, A INDUSTRIAL AND OTHERS, STRATEGIC PARTNERS WHO SEE A GOOD FUTURE AND PUT ANOTHER $100 MILLION INTO IT IN THIS ROUND. SO I CERTAINLY WOULD HAVE INVESTED $1 BILLION IF I WASN’T EXTREMELY CONFIDENT, AND I FEEL THAT WE HAVE HAD A GREAT EXPERIENCE WITH SPACs AND I’M HOPING WE WILL HAVE THE SAME EXPERIENCE WITH VIRGIN ORBIT.

DAVID FABER: YEAH. AND THE COMPANY IS PROJECTED, SIR RICHARD, TO BE A POSITIVE FREE CASH FLOW BY 2024. DOES THE MONEY BEING RAISED THEN THROUGH THIS TRANSACTION COVER YOU UNTIL THAT POINT

SIR RICHARD: YES THE AMOUNT OF MONEY THAT WE WILL RAISE WILL GET US INTO CASH POSITIVE AS I SAID, I HAVE TAKEN THE COMPANY THIS FAR, AND NOW I WILL BE PUTTING MORE MONEY INTO THIS ROUND AND WE’VE GOT SOME VERY, VERY STRONG PARTNERS COMING IN WITH US, TOO.

DAVID FABER: DAN, FINALLY, YOU TALK AGAIN IN YOUR SORT OF FORECAST ABOUT THE PROLIFERATION OF SMALL SATELLITES AND THAT WILL DRIVE COMMERCIAL DEMAND. GIVE US A LITTLE MORE SENSE AS TO WHAT YOU ARE TALKING ABOUT. WHEN YOU TALK ABOUT THE SMALL SATELLITES AND WHAT KIND OF DEMAND THERE WILL BE TO PUT THEM UP.

DAN HART: WE ARE SEEING SATELLITE COMPANIES POP UP ALL OVER THE WORLD RIGHT NOW. DOZENS OF THEM WITH BILLIONS OF DOLLARS GOING INTO THEM BECAUSE OF THE COST OF SATELLITES IS COMING DOWN SO FAR. EVERY SINGLE ONE OF THOSE SATELLITES NEEDS A RIDE TO SPACE AND THAT’S WHAT WE’RE HERE FOR WE CAN FLY FROM ANYWHERE TO ANY ORBIT AT ANY TIME AND WE ARE VERY UNIQUE. I MEAN, OUR LAUNCH BASE IS A 737 THAT CAN TAKE OFF FROM ANY AIRPORT AROUND THE WORLD SO WE ARE SEEING A GROWING SPACE ECONOMY. IT’S CURRENTLY 400 BILLION, FORECASTED TO BE OVER 1 TRILLION OVER THE NEXT 20 YEARS SO WE PLAN TO BE A WORKHORSE TO HELP FURTHER THAT ECONOMY.

DAVID FABER: FINALLY, SIR RICHARD --

SIR RICHARD: ANOTHER THING TO SAY. ANOTHER THING TO NOTE SATELLITES, THE LEVEL OF ORBIT SATELLITES COME OUT OF THE SKY EVERY FOUR TO FIVE YEARS THERE ARE GOING TO BE THOUSANDS OF THEM UP THERE WHEN A SATELLITE FALLS OUT OF THE SKY, YOU WANT TO REPLACE IT WITHIN 24 HOURS. VIRGIN ORBIT AT THE MOMENT IS THE ONLY COMPANY THAT IS CAPABLE OF DOING THAT. AND SO WE CAN, YOU KNOW, WE CAN FILL IN THE GAPS AS AND WHEN NEEDED ANYWHERE IN THE WORLD

DAVID FABER: WELL, GENTLEMEN, WE APPRECIATE YOU JOINING US THIS MORNING. THANK YOU BOTH.

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IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Vieco USA, Inc. (“Vieco USA”) and NextGen Acquisition Corp. II (“NextGen”). This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. NextGen intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of NextGen, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/nextgen-ii.html or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Vieco USA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NextGen and information regarding their interests in the business combination is set forth in NextGen’s registration statement on Form S-1 (File No. 333-253848) filed with the SEC on March 25, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Vieco USA and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Vieco USA’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Vieco USA and potential difficulties in Vieco USA employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Vieco USA or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Vieco USA operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Vieco USA’s business, Vieco USA’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Vieco USA to implement its strategic initiatives and continue to innovate its existing products, (xiv) the ability of Vieco USA to defend its intellectual property, (xv) the ability of Vieco USA to satisfy regulatory requirements, (xvi) the impact of the COVID-19 pandemic on Vieco USA’s and the combined company’s business and (xv) the risk of downturns in the commercial launch services, satellite and spacecraft industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-253848), the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vieco USA and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Vieco USA nor NextGen gives any assurance that either Vieco USA or NextGen, or the combined company, will achieve its expectations.